Issuer Free Writing Prospectus dated September 28, 2017

Relating to Preliminary Prospectus dated September 25, 2017

Filed Pursuant to Rule 433

Registration No. 333-218650

PQ GROUP HOLDINGS INC.

This free writing prospectus relates only to the common stock of PQ Group Holdings Inc. (the “Company”) described below and should be read together with the Preliminary Prospectus, subject to completion, dated September 25, 2017, included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-218650) of the Company, relating to the initial public offering of the Company’s common stock. This free writing prospectus amends certain information in the Preliminary Prospectus to reflect the pricing terms of the offering. The information in this free writing prospectus supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith. References to the “Company,” “we,” “our,” “ours,” and “us” are used in the manner described in the Preliminary Prospectus.

Initial public offering price:	$17.50
Common stock offered by us	29,000,000
Underwriters’ option to purchase additional shares:	The Company has granted the underwriters a 30-day option to purchase up to an additional 4,350,000 shares of common stock at the initial public offering price, less underwriting discounts and commissions.
Common stock to be outstanding after this offering:	135,219,726 (or 139,569,726 if the underwriters’ option to purchase additional shares is exercised in full).
Use of proceeds:	We expect to receive net proceeds, after deducting underwriting discounts and commissions and estimated expenses payable by us, of approximately $481.2 million (or approximately $554.1 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from the sale of our common stock in this offering to redeem approximately $446.2 million (or approximately $512.7 million if the underwriters exercise their option to purchase additional shares in full) in aggregate principal amount of PQ Corporation’s Floating Rate Senior Unsecured Notes due 2022, including accrued and unpaid interest, and applicable redemption premiums. As of June 30, 2017, on an as adjusted basis giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and the application of the use of proceeds therefrom, $78.8 million in aggregate principal amount of PQ Corporation’s Floating Rate Senior Unsecured Notes due 2022 would have been outstanding and there would have been approximately $65 million of borrowings under PQ Corporation’s asset-based lending facility.
Expense Reimbursement:	The underwriters have agreed to reimburse the Company for certain expenses incurred in connection with the offering.

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To review the Preliminary Prospectus, click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC website): https://www.sec.gov/Archives/edgar/data/1708035/000119312517293175/d382954ds1a.htm.

The Company has filed a Registration Statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents it has filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the Preliminary Prospectus related to the offering may also be obtained from the issuer, any underwriter or any dealer participating in the offering if you request it from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 800-831-9146; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com.